June 30, 2008

Via EDGAR

Mr. Kevin Woody, Accounting Branch Chief

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:	HRPT Properties Trust
Form 10-K for fiscal year ended December 31, 2007
Filed February 29, 2008 (the “2007 Form 10-K”)
File No. 001-09317

Dear Mr. Woody:

The purpose of this letter is to respond to your letter of June 17.  For ease of reference, your original comments are followed by our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Our Investment and Financing Liquidity and Resources, page 39

1.                            Please tell us how management’s practice of capitalizing recurring expenditures that are necessary to maintain the value of your properties complies with U.S. GAAP.

Response:           Building improvements generally include major replacements or betterments, including the replacement of obsolete building components, and expenditures that extend the useful life of our assets. Our use of the word “recurring” in our disclosure may lead a reader to conclude that these expenditures are ordinary recurring repairs and maintenance costs that we currently expense as incurred.  We will exclude “recurring” and further modify our disclosure of building improvements in future filings as follows:

“Building improvements generally include construction costs, expenditures to replace obsolete building components, and expenditures that extend the useful life of existing assets.”

Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 2. Summary of Significant Accounting Policies, Real Estate Properties, page F-8.

2.

We note management’s use of independent third parties in purchase price allocations and determination of useful lives. Please provide us with management’s analysis supporting a conclusion that these independent third parties are not experts. Alternatively, please name the third parties and provide the appropriate consents.

Response:           The last sentence of the second paragraph under Real Estate Properties on page F-8 reads, “Purchase price allocations and the determination of useful lives are based on management’s estimates and, under some circumstances, studies from independent real estate appraisal firms.” This statement may imply that some of our reported financial information is based on assertions made by experts; however, we did not intend this sentence to expertise the firms referenced or the data they provided.  In order to clarify this sentence, we will modify our disclosure in future filings as follows:

“Purchase price allocations and the determination of useful lives are based on management’s estimates.  In some circumstances management engages independent real estate appraisal firms to provide market information and evaluations that are relevant to management’s purchase price allocations and determinations of useful lives; however, management is ultimately responsible for the purchase price allocations and determination of useful lives.”

We further note that the studies received are not prepared for use in connection with a registration statement.  We routinely receive information from appraisal firms in connection with acquisitions and potential acquisitions of properties.  In making its allocations and determinations, management uses a variety of resources, including studies from appraisal firms.  However, management takes full responsibility for its conclusions and does not intend to transfer responsibility to appraisal firms or any other persons.  Because management’s allocations and determinations involve significant use of estimates and judgment, we believe it is helpful to the reader to understand that management has been diligent in carrying out its responsibilities by utilizing multiple resources that are available to us.  We believe the language above will help clarify that that management did not intend to transfer responsibility to appraisal firms, but rather used this data as additional due diligence in management’s own allocations and determinations.  Therefore, we respectfully submit that management’s allocations and determinations are not “reviewed or passed upon” by an expert within the meaning of Rule 436(b) under the Securities Act of 1933.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our 2007 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8231 if you have any questions or require additional information.

Sincerely,
HRPT PROPERTIES TRUST

/s/ John C. Popeo

John C. Popeo
Treasurer & Chief Financial Officer